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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N/A

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): NKSJ Holdings, Inc.

B.	This is (select one):

☐	an original filing for the Filer

☒	an amended filing for the Filer

* The Filer was formed on April 1, 2010 as the holding company for SOMPO JAPAN INSURANCE INC. (“Sompo Japan”) and NIPPONKOA Insurance Company, Limited (“Nipponkoa”) in a statutory share exchange under Japanese law. The public offering of the Filer’s shares to U.S. persons in connection with the statutory share exchange was registered under the Securities Act of 1933, as amended, on a Form F-4 registration statement. The Form F-4 registration statement that created the original obligation to file a Form F-N was filed by each of Sompo Japan and Nipponkoa, since at the time the Filer was not yet in existence. The Filer is filing a post-effective amendment to the Form F-4 registration statement and, concurrently therewith, this amended Form F-N since it is the issuer of the securities that were covered by the Form F-4 registration statement, and it is now in existence.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: NKSJ Holdings, Inc.

Form type F-4/A

File Number (if known) 333-163336

Filed by NKSJ Holdings, Inc.

Date Filed (if filed concurrently, so indicate) ) filed concurrently with this Form F-N/A

D.	The Filer is incorporated or organized under the laws of (Name of the jurisdiction under whose laws the filer is organized or incorporated)

Japan

and has its principal place of business at (Address in full and telephone number)

26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, Tokyo 160-8338, Japan, tel. 81-3-3349-3000

SEC 2306 (10-06)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.	The Filer designates and appoints (Name of United States person serving as agent)

Masami Takahashi (“Agent”) located at (Address in full in the United States and telephone number) Sompo Japan Insurance Company of America, Two World Financial Center, 225 Liberty Street, 43rd Floor, New York, New York 10281-1058, tel. 212-416-1200 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by SOMPO JAPAN INSURANCE INC. and NIPPONKOA Insurance Company, Limited on Form F-4 filed on November 25, 2009, as amended by the post-effective amendment thereto filed by the Filer on April 1, 2010, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on this 1st day of April, 2010 A.D.

Filer:

NKSJ Holdings, Inc.	By:	/s/ MAKOTO HYODO
		Name:	Makoto Hyodo
		Title:	Chairman and Co-Chief Executive Officer

	By:	/s/ MASATOSHI SATO
		Name:	Masatoshi Sato
		Title:	President and Co-Chief Executive Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ MASAMI TAKAHASHI
	Name:	Masami Takahashi
	Title:	Authorized Representative in the United States
April 1, 2010

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